EXHIBIT 99.1

MAG Silver Closes US$46 Million Common Share Offering

VANCOUVER, British Columbia, Nov. 29, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce that it has completed its previously announced bought deal financing and has issued 2,691,000 common shares (the “Common Shares”), including 15,700 Common Shares issued to MAG insiders and 351,000 Common Shares issued upon the full exercise of the over-allotment option, at US$17.15 per Common Share for gross proceeds of US$46,150,650 (the “Offering”).   MAG intends to use the net proceeds of the Offering to fund exploration on Juanicipio and its other projects including Deer Trail, and to fund certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

The Offering was led by BMO Capital Markets and Raymond James Ltd. as the joint bookrunners, together with a syndicate of underwriters consisting of Scotia Capital Inc., H.C. Wainwright & Co., LLC, Roth Canada, ULC, National Bank Financial Inc., Canaccord Genuity Corp. and TD Securities Inc.

The Common Shares were offered by way of a prospectus supplement in all of the provinces and territories of Canada other than Quebec, and were offered in the United States pursuant to an effective registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-237807), and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. Such documents contain important information about the Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Copies of the base shelf prospectus and prospectus supplement relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 300A Kennedy Road South Brampton, Ontario L6W 4V2, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or Raymond James Ltd.: 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, email: ecm-syndication@raymondjames.ca. Copies of the base shelf prospectus and prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant expected to be commissioned by the end of 2021. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management. This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding the expected use of proceeds. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com